UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on August 09, 2005.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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On August 09, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant’s consolidated financial condition and results of operations for the six-month period ended on June 30, 2005. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A SIX MONTH PERIOD ENDED JUNE 30, 2005 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
June 30, 2005 and 2004

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2005 and 2004
and for the years ended June 30, 2005 and 2004
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,

	Note	2005	2004

		ThUS$	ThUS$
ASSETS

Current assets
Cash		13,894	12,775
Time deposits		18,733	28,079
Marketable securities		35,288	31,425
Accounts receivable, net	4	125,236	125,520
Other accounts receivable, net	4	10,910	10,430
Accounts receivable from related companies	5	71,126	47,426
Inventories, net	6	321,193	254,742
Recoverable taxes		32,400	13,539
Prepaid expenses		5,105	4,300
Other current assets		8,678	15,651

Total current assets		642,563	543,887

Property, plant and equipment, net	7	721,766	674,603

Other Assets
Investments in related companies	8	19,286	58,394
Goodwill, net	9	16,712	12,623
Negative goodwill, net	9	(169)	(373)
Intangible assets, net		4,326	4,595
Long-term accounts receivable, net	4	264	7,158
Long-term accounts receivable from related companies	5	—	340
Other long-term assets	10	51,003	53,771

Total Other Assets		91,422	136,508

Total assets		1,455,751	1,354,998

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,

	Note	2005	2004

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	11	—	100,127
Current portion of long-term debt	11	4,865	4,577
Dividends payable		208	164
Accounts payable		61,828	50,251
Other accounts payable		1,662	1,550
Notes and accounts payable to related companies	5	1,629	10,208
Accrued liabilities	12	27,270	15,568
Withholdings		4,396	2,216
Income taxes		14,277	2,852
Deferred income taxes	13	2,743	6,093
Deferred income		1,206	1,279
Other current liabilities		590	172

Total current liabilities		120,674	195,057

Long-term liabilities
Long-term bank debt	11	300,000	200,000
Other accounts payable		998	1,955
Deferred income taxes	13	36,605	31,444
Staff severance indemnities	14	12,122	9,883

Total long-term liabilities		349,725	243,282

Minority interest	15	31,656	27,397

Shareholders' equity
Paid-in capital	16	477,386	477,386
Other reserves	16	149,577	135,891
Retained earnings	16	326,733	275,985

Total shareholders' equity		953,696	889,262

Total liabilities and shareholders' equity		1,455,751	1,354,998

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		June 30,

	Note	2005	2004

		ThUS$	ThUS$
Operating results

Sales		436,224	373,130
Cost of sales		(316,962)	(292,751)

Gross margin		119,262	80,379
Selling and administrative expenses		(30,362)	(26,721)

Operating income		88,900	53,658

Non-operating results
Non-operating income	18	8,521	7,921
Non-operating expenses	18	(25,329)	(18,694)

Non-operating loss		(16,808)	(10,773)

Income before income taxes		72,092	42,885
Income tax expense	13	(16,628)	(11,380)

Income before minority interest		55,464	31,505
Minority interest	15	(1,070)	(1,745)

Net income before negative goodwill		54,394	29,760
Amortization of negative goodwill	9	102	102

Net income for the year		54,496	29,862

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended June 30

		2005	2004

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		54,496	29,862

Charges (credits) to income not representing cash flows
Depreciation expense	7	32,989	29,967
Amortization of intangible assets		244	119
Write-offs and accruals		13,003	17,955
Gain on equity investments in related companies		(1,797)	(4,292)
Loss on equity investments in related companies		35	12
Amortization of goodwill	9	673	620
Amortization of negative goodwill	9	(102)	(102)
(Profit) loss on sales of assets		—	12
Other credits to income not representing cash flows		(5,115)	(657)
Other charges to income not representing cash flows		45,996	27,438
Foreign exchange difference, net		3,130	1,963
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(14,359)	(4,717)
Inventories		(53,269)	(15,278)
Other assets		(7,925)	(7,979)
Accounts payable		(2,779)	(3,064)
Interest payable		330	151
Net income taxes payable		(15,213)	852
Other accounts payable		(8,865)	(2,020)
VAT and taxes payable		(5,590)	(2,007)
Minority interest	15	(1,070)	1,789

Net cash provided from operating activities		34,812	70,624

Cash flows from financing activities
Proceeds from short term bank financing		100,000	82,998
Payment of dividends		(51,540)	(25,275)
Repayment of bank financing		(6,000)	(97,813)
Payment relation chip enter praise		—	—

Net cash used in financing activities		42,460	(40,090)

Cash flows from investing activities
Sales of property, plant and equipment		—	606
Sales of investments		—	203
Other investing income	21	740	121
Additions to property, plant and equipment		(74,345)	(17,056)
Capitalized interest		(1,928)	(748)
Purchase of permanent investments		(1,002)	(902)
Other disbursements		(666)	—

Net cash used in investing activities		(77,201)	(17,776)

Effect of inflation on cash and cash equivalents		983	1
Net change in cash and cash equivalents		71	12,758
Beginning balance of cash and cash equivalents		66,753	69,273

Ending balance of cash and cash equivalents		67,807	82,032

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1.697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2005	2004

	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V.	51.00	51.00

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership

	2005	2004

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
Yumbes SCM	100.00	—
Comercial Hydro S.A.	60.84	60,84

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of June 30, 2005 and 2004 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (1.0% and 0.8% in 2005 and 2004, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$579.00 per US$1 at June 30, 2005 and Ch$636.30 per US$1 at June 30, 2004.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
–	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.
–	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1.697 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
–	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
–	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
–	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
–	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2005 and 2004 generated net earnings (loss) of ThUS$ (3,130) and ThUS$ (1,963) respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2005	2004

Brazilian Real	2.35	3.12
New Peruvian Sol	3.25	3.47
Argentine Peso	2.89	2.96
Japanese Yen	110.62	108.43
Euro	1.21	1.22
Mexican Peso	10.76	11.53
Indonesian Rupee	9,290.00	9,415.00
Australian Dollar	1.32	1.40
Pound Sterling	1.92	1.72
South African Rand	6.72	6.85

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in June, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2003 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

Note 3 – Changes in Accounting Principles

a)	Changes in Accounting Principles

Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

There were no other changes in the accounting principles used by the Company during 2005 and 2004.

b)	Reformulation of 2004 Financial Statements

For comparison purposes, the financial statements as of June 30, 2004 have been reformulated excluding and incorporate the following assets and liabilities of Fertilizantes Naturales S.A. and SQM Lithium Specialties LLP, respectively. Consequently, assets and liabilities excluded and included are detailed as follows:

	Fertilizantes Naturales S.A. ThUS$	SQM Lithium Specialties LLP ThUS$

Current Asset	(12,232)	304
Property, Plant and Equipment	(94)	27,257
Other Assets	(66)	7
Current Liability	(11,901)	2,716
Results (*)	88	—

* 50% of the proportional income in Fertilizantes Naturales S.A. is presented under “Gain on equity investments in related companies”.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a)

Note 4 – Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)

	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	92,629	107,856	15,349	3,247	107,978	111,103
Allowance for doubtful accounts					(9,080)	(7,178)
Notes receivable	23,633	19,238	5,671	5,242	29,304	24,480
Allowance for doubtful accounts					(2,966)	(2,885)

Accounts receivable, net					125,236	125,520

Other accounts receivable	9,189	8,486	2,449	2,425	11,638	10,911
Allowance for doubtful accounts					(728)	(481)

Other accounts receivable, net					10,910	10,430

Long-term receivables					264	7,158

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	24,467	26,381	20,884	19,329	5,410	4,423	29,337	27,126	18,800	26,666	98,898	103,925
% of total	24.74%	25.38%	21.12%	18.60%	5.47%	4.26%	29.66%	26.10%	19.01%	25.66%	100.00%	100.00%

Net short-term notes receivable
Balance	17,176	16,635	3,913	1,813	609	187	883	477	3,757	2,483	26,338	21,595
% of total	65.21%	77.03%	14.86%	8.40%	2.31%	0.87%	3.36%	2.20%	14.26%	11.50%	100.00%	100.00%

Net short-term other accounts receivable
Balance	3,423	3,758	3,519	467	98	8	3,720	5,949	150	248	10,910	10,430
% of total	31.37%	36.03%	32.25%	4.47%	0.90%	0.08%	34.11%	57.04%	1.37%	2.38%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	45,066	46,774	28,316	21,609	6,117	4,618	33,940	33,552	22,707	29,397	136,146	135,950
% of total	33.10%	34.41%	20.80%	15.89%	4.49%	3.40%	24.93%	24.68%	16.68%	21.62%	100.00%	100.00%

Long-term accounts receivable, net
Balance	245	7,138	4	5	—	—	—	—	15	15	264	7,158
% of total	92.80%	99.72%	1.52%	0.07%	—	—	—	—	5.68%	0.21%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	45,311	53,912	28,320	21,614	6,117	4,618	33,940	33,552	22,722	29,412	136,410	143,108
% of total	33.22%	37.67%	20.76%	15.10%	4.48%	3.23%	24.88%	23.45%	16.66%	20.55%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of June 30, 2005 and 2004 are as follows:

	Short-term		Long-term

	2005	2004	2005	2004
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	2,663	2,409	—	—
Nutrisi Holding N.V.	1,470	1,584	—	—
Generale de Nutrition Vegetale S.A.	132	173	—	—
Abu Dhabi Fertilizer Ind. WLL	5,039	4,012	—	—
NU3 N.V.	—	39	—	—
Doktor Tarsa –SQM Turkey	9,712	3,854	—	—
Yara North America	9,674	7,339	—	—
Yara Iberian S.A.	3,154	1,956	—	—
Fertilizantes Naturales S.A.	6,927	6,481	—	—
Empresas Melón S.A.	—	—	—	340
Sales de Magnesio S.A.	42	66	—	—
Ajay North America LLC	2,670	1,623	—	—
PCS Sales Inc	25	—	—	—
Yara Agri Norge	7	—	—	—
Yara International Asia Trade Pte Ltd	1,738	1,080	—	—
Yara France S.A.	50	—	—	—
Yara Poland SP	445	903	—	—
Yara Benelux B.V	590	619	—	—
Yara Hellas S.A.	928	795	—	—
Yara International Australia PTY.	730	400	—	—
Yara UK Ltd.	443	398	—	—
Yara GMBH & CO KG	493	433	—	—
Yara AB	96	102	—	—
Yara Colombia Ltda..	707	1,408	—	—
Yara Fertilizers	90	—	—	—
Yara East Africa Limited	626	—	—	—
Yara International ASA	308	—	—	—
Yara Agri CZECH Republic SRO	12	11	—	—
Yara France BU Africa	775	72	—	—
Yara France BU Latin America	2,760	2,560	—	—
NU3 B.V.	902	835	—	—
Yara Argentina S.A.	6,817	334	—	—
Adubo Trevo S.A.	530	16	—	—
Yara Italia SPA	75	63	—	—
Yara Internacional Wholesale Spec. South Africa	3,173	—	—	—
Impronta SRL	7,323	7,861	—	—

Total	71,126	47,426	—	340

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of June 30, 2005 and 2004, continued:

	Short-term

Accounts payable	2005	2004

	ThUS$	ThUS$

PCS Yumbes SCM	—	8,323
NU3 N.V.	848	—
Rotem Amfert Negev Limited	16	—
Yara Internacional ASA	—	103
Yara Fertilizantes Ltda.	765	1,412
Yara France S.A.	—	370

Total	1,629	10,208

There were no outstanding long-term accounts payable with related parties as of June 30, 2005 and 2004

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Balances and Transactions with Related Parties (continued)

b)	During 2005 and 2004, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2005	2004	2005	2004

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	3,009	3,161	1,023	1,022
Doktor Tarsa	Indirect	Sales of products	7,885	3,484	2,310	952
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	1,153	151	380	21
Impronta SRL	Indirect	Sales of products	2,567	—	998	—
Ajay Europe S.A.R.L.	Indirect	Sales of products	3,975	2,806	2,117	1,236
NU3 B.V.	Indirect	Sales of products	3,433	2,931	372	1,387
Fenasa	Indirect	Sales of products	10,858	—	3,878	—
Ajay North America LLC	Indirect	Sales of products	6,549	3,859	3,544	1,719
Yara UK Ltd.	Shareholder	Sales of products	907	696	114	255
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	4,747	2,789	1,267	656
Yara France BU Africa	Shareholder	Sales of products	7,033	—	2,485	—
Yara Benelux B.V.	Shareholder	Sales of products	4,759	3,900	1,101	967
Yara AB Sweden	Shareholder	Sales of products	597	548	61	172
Yara International Australia Pty Ltd.	Shareholder	Sales of products	1,397	701	237	179
Yara Iberian S.A.	Shareholder	Sales of products	4,699	2,663	1,793	615
Yara Colombia Ltda.	Shareholder	Sales of products	2,974	1,525	1,547	290
Yara Poland SP	Shareholder	Sales of products	1,022	1,146	136	403
Yara GMBH & Co Kg	Shareholder	Sales of products	1,075	900	180	306
Yara France	Shareholder	Sales of products	5,344	5,261	1,562	1,342
Yara Hellas S.A.	Shareholder	Sales of products	1,069	803	360	202
Yara Argentina S.A.	Shareholder	Sales of products	7,797	5,607	2,413	1,381
Adubo Trevo S.A.	Shareholder	Sales of products	2,006	5,303	864	1,502
PCS Yumbes SCM	Shareholder	Sales of products	—	4,776	—	2,173
		Purchases of products	—	15,114	—	—
Yara Internacional ASA	Shareholder	Sales of products	1,834	—	358	—
Yara North America	Shareholder	Sales of products	25,436	2,305	8,685	552
Yara International Wholesale	Shareholder	Sales of products	9,767	—	2,259	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Inventories

Net inventories are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Finished products	202,959	148,329
Work in process	102,168	94,240
Supplies	16,066	12,173

Total	321,193	254,742

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Land
Land	20,003	20,003
Mining Concessions	44,183	42,730

Total	64,186	62,733

Buildings and infrastructure
Buildings	163,583	161,417
Installations	177,930	168,078
Construction-in-progress	84,098	28,945
Other	172,533	146,464

Total	598,144	504,904

Machinery and Equipment
Machinery	416,960	412,950
Equipment	99,341	107,573
Project-in-progress	29,805	11,464
Other	18,626	18,239

Total	564,732	550,226

Other fixed assets
Tools	8,640	7,743
Furniture and office equipment	14,333	14,205
Project-in-progress	14,276	10,001
Other	7,878	6,500

Total	45,127	38,449

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Property, Plant and Equipment (continued)

	2005	2004

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,627
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,333,611	1,217,734

Less: Accumulated depreciation
Buildings and infrastructure	(235,392)	(198,515)
Machinery and equipment	(312,092)	(283,630)
Other fixed assets	(29,403)	(27,288)
Technical appraisal	(34,958)	(33,698)

Total accumulated depreciation	(611,845)	(543,131)

Net property, plant and equipment	721,766	674,603

	2005	2004

	ThUS$	ThUS$
Depreciation for the year ended June 30:

Buildings and infrastructure	(14,548)	(13,032)
Machinery and equipment	(17,000)	(15,512)
Other fixed assets	(827)	(778)
Technical revaluation	(614)	(645)

Total depreciation	(32,989)	(29,967)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2005	2004

	ThUS$	ThUS$

Administrative office buildings	2,086	2,086
Accumulated depreciation	(496)	(443)

Total assets in leasing	1,590	1,643

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 8 – Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Empresas Melon S.A.

The financial statements at 2004 of Empresas Melon S.A. were audited (limited audited) by Deloitte & Touche

c)	Transactions executed in 2005

•	Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

•	On February 28, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$484 to SQM Corporation N.V., with which it obtained participation of 99.9794% in this subsidiary . SQM S.A. did not concur to this contribution thereby reducing its participation to 0.0002% and ownership held by SQI Corporation N.V. by 0.0204%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was stated using the pooling-of-interests method

•	In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

•	On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

•	Assets, liabilities and equity of Yumbes SCM included in consolidation at their respective fair values as of June 30, 2005 are detailed as follows:

ThUS$

Current assets	8,300
Property, plant & equipment	17,237
Other assets	676
Current liabilities	8,074
Long-term liabilities	9
Shareholders' equity	18,130

The method applied for the acquisition of Yumbes S.C.M. was the acquisition method.

The Company continues to review valuation at fair value and for this purpose it will use the term permitted to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

•	In April 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 5,641 in SQM Corporation N.V., thereby obtaining ownership interest of 99.99835% in that subsidiary. SQM S.A. did not participate in this increase and reduced its ownership interest to 0.00002% and that of SQI Corporation N.V. by 0.00163%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

•	In April 2005, the subsidiary SQM Corporation N.V. acquired 13% of the affiliate Abu Dhabi Fertilizers for a sum of ThUS$ 484. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS) the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers as of December 31, 2004, which does not significantly differ from its fair value at that date.

•	In April 2005, the subsidiary SQM Corporation N.V. made a capital increase of ThUS$ 5,641 in its subsidiary Soquimich European Holding B.V., the owner of 100% of the shares of this company. This capital increase was valued in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS).

•	On May 11, 2005, SQM Salar S.A. distributed dividends for a sum of ThUS$ 21,500 to its shareholders SQM Potasio S.A. (81.82%) and SQM S.A.(18.18%).

•	On May 11, 2005, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 15,000 to its shareholders SQM S.A. (99.98%) and SQM Nitratos S.A.(0.02%).

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

	•	On May 11, 2005, SQM Nitratos S.A. distributed dividends for a sum of ThUS$ 16,900 to its shareholders SQM S.A. (99.99%) and Inversiones Pascuala S.A.(0.01%).

d)	Transactions executed in 2004

	•	In January 2004, the subsidiary Soquimich European Holding B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of December 31, 2003, which does not differ significantly from its fair value determined as of the same date.

	•	At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company.

	•	In April 2004, the subsidiary Soquimich European Holding B.V. increased capital by ThUS$ 475 in its affiliate Misr Specialty Fertilizers. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of March 31, 2004, which does not differ significantly from its fair value determined as of the same date.

	•	On August 13, 2004, SQM S.A. transferred 653,748,837 shares of Inmobiliaria San Patricio to Blue Circle South American Holding S.A., which was the totality of the shares held by SQM S.A. (14.05% participation). This transfer was performed in accordance with the contract for acquiring shares of Empresas Melón during 1998. The effect on income is presented as part of the gain from the sale of Empresas Melón.

	•	On August 18, 2004, 653,748,837 shares of Empresas Melón S.A. were sold in a public auction in the Santiago Stock Market, which was the totality of the shares held by SQM S.A. (14.05% participation), for ThUS$69,337, paid in cash on the same date. As a result of this sale, a gain before taxes of ThUS$8,179.

	•	On August 20, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 25,000, leaving it with 99.98% participation and SQM S.A. with 0.02%. This operation did not produce goodwill or negative goodwill.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

•	In October 2004, the subsidiary Soquimich European Holding B.V. increased its capital in Misr Specialty Fertilizers by ThUS$ 475. In accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, the investment in Misr Specialty Fertilizers was valued using the book value of equity as of September 30, 2004, which does not differ significantly from its fair value determined as of the same date.

•	On November 18, 2004, the subsidiary Soquimich European Holding B.V., contributed ThUS$268 to a joint venture with SQM Eastmed Turkey.

•	On November 25, 2004, SQM Potasio S.A. decreased its capital in RS Agro Chemical Trading A.V.V. by ThUS$ 30,000, leaving it with 1.667% participation and SQM S.A. with 98.333%. This operation did not produce goodwill or negative goodwill.

•	On December 20, 2004, SQM Nitratos S.A. contributed capital of ThUS$1,350 to SQM Brasil Ltda, thus obtaining participation of 98.77% in this subsidiary. SQM S.A. did not contribute to this increase, thereby reducing its participation to 1.23%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interests method.

•	On December 23, 2004, SQM S.A. and SQM Nitratos S.A. acquired 43,733,165 and 2,000 shares, respectively, of PSC Yumbes S.C.M. for ThUS$ 39,708 (equivalent to 99.9954% and 0.0046% participation, respectively), of which ThUS$34,511 was paid on the date of acquisition and the remaining ThUS$5,197 will be paid on January 27, 2005.

Investments in related companies made starting January 1, 2004, are valued in accordance with BT 72 of the Chilean Association of Accountants and SVS Circular 1697, which establish that investments in related companies made until December 31, 2003 will continue to be valued using the equity method and investments in related companies realized starting January 1, 2004 are valued as described in Note 3 “Changes in Accounting Principles”.

In accordance with the aforementioned standards, the Company began valuing the assets and liabilities of the individual financial statements of PCS Yumbes S.C.M. as of December 31, 2004, valuing them at their respective fair values. This valuation method created goodwill of ThUS$ 12,637, produced principally by the valuation of property, plant and equipment carried out using appraisals performed in accordance with SVS Circular 1698. The goodwill will be amortized over period of 20 years.

Therefore, the assets, liabilities and equity incorporated in the consolidation of the respective fair values as of December 31, 2004 are as follows:

	Adjustment to

	Book value	Fair value	Adjusted value

	ThUS$	ThUS$	ThUS$

Current assets	10,958	—	10,958
Property, plant and equipment	25,708	(7,954)	17,754
Other assets	293	—	293
Current liabilities	1,935	—	1,935
Equity	35,024	(7,954)	27,070

The purchase method was applied to the purchase of PCS Yumbes S.C.M.

The Company will continue to review the valuation of fair value to comply with timelines established in paragraph 66 of BT 72.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Parties (continued)

e)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Investments in and Receivables from Related Companies (continued)

f)	Detail of investments in related companies

Tax Registration Number				Number	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
		Country of	Controlling	of
	Company	origin	currency	shares	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	12,713	11,146	6,229	5,573	1,587	387	779	190
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	5,038	4,904	2,519	2,452	104	1,220	52	632
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	4,960	2,170	2,480	1,085	594	590	297	295
0-E	Misr Specialty Fertilizers	Egypt	US$	—	47.00	25	5,078	3,287	2,411	1,561	(74)	—	(35)	—
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,747	4,120	2,373	2,060	556	—	278	—
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	37.00	37.00	3,440	3,227	1,723	1,194	72	84	36	31
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	1,540	877	770	439	638	276	319	138
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	556	346	278	173	37	158	19	79
0-E	SQM Eastmed Turkey	Turkey	Euros	—	50.00	—	476	—	238	—	—	—	—	—
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	482	121	121	—	—	—	—
0-E	Fertilizantes Naturales S.A.	España	—	—	25.00	25.00	—	476	117	123	—	44	17	—
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.31	3.31	804	732	27	24	—	—	—	—
93390000-2	Empresas Melón S.A..	Chile	—	—	—	14.05	—	290,648	—	40,836	—	20,673	—	2,905
99551480-K	Inmobiliaria San Patricio S.A.	Chile	—	—	—	14.05	—	19,599	—	2,753	—	(85)	—	(12)

Total									19,286	58,394

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		June 30, 2005		June 30, 2004

Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance

		ThUS$	ThUS$	ThUS$	ThUS$
0-E	Doktor Tarsa	18	—	37	58
79768170-9	Soquimich Comercial S.A.	75	47	75	197
93390000-2	Empresas Melón S.A.	—	—	279	7,656
79626800-K	SQM Salar S.A.	22	18	22	61
0-E	SQM México S.A. de C.V.	28	919	28	975
96864750-4	SQM Potassium S.A.	72	1,662	72	1,807
0-E	Comercial Caiman Internacional S.A.	11	165	11	188
0-E	Fertilizantes Olmeca S.A. de C.V.	28	140	28	195
96801610-5	Comercial Hydro S.A.	76	1,193	68	1,192
0-E	Saftnits Pty Ltd.	27	247	—	294
79947100-0	Yumbes SCM	316	12,321	—	—

Total		673	16,712	620	12,623

b)	Negative Goodwill

		June 30, 2005		June 30, 2004

			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	balance

		ThUS$	ThUS$	ThUS$	ThUS$
96575300-1	Minera Mapocho S.A.	102	169	102	373

Total		102	169	102	373

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Engine and equipment spare-parts, net	22,012	28,260
Mine development costs	23,745	20,071
Pension plan	1,133	1,137
Construction of Salar-Baquedano road	1,590	1,710
Deferred loan issuance costs	663	1,444
Other	1,860	1,149

Total	51,003	53,771

Note 11 – Bank Debt

a)	Short-term bank debt is detailed as follows:

	2005	2004

Bank or financial institution	ThUS$	ThUS$

SCH Overseas Bank	—	18,008
Scotiabank	—	13,073
Citibank	—	11,014
HSBC Banc Chile	—	10,004
Banco de Chile	—	26,020
Banco Santander Central Hispano	—	22,008

Total	—	100,127

Annual average interest rate	—	1.59%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2005	2004

Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	204,620	204,577
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,245	—

Total	304,865	204,577

Less: Current portion	(4,865)	(4,577)

Long-term portion	300,000	200,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.

c)	The maturity of long-term debt is as follows:

	2005	2004

	ThUS$	ThUS$
Years to maturity
Current portion	4,865	4,577
1 to 2 years	200,000	—
2 to 3 years	—	200,000
3 to 5 years	100,000	—

Total	304,865	204,577

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Accrued Liabilities

As of June 30, 2005 and 2004, accrued liabilities are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Provision for royalties	1,750	1,208
Quarterly bonus	—	—
Provision for employee compensation and legal costs	6,669	1,492
Taxes and monthly income tax installment payments	2,622	753
Vacation accrual	6,500	5,525
Accrued employee benefits	5,061	2,050
Marketing expenses	2,050	1,950
Other accruals	2,618	2,590

Total current liabilities	27,270	15,568

Note 13 – Income and Deferred Taxes

a)	At June 30, 2005 and 2004 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2005	2004

	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	127,430	15,169
Accumulated tax basis retained earnings without tax credit	70	2,724
Tax loss carry-forwards (1)	236,277	38,421
Credit for shareholders	25,791	2,723

(1)	Income tax losses in Chile can be carried forward indefinitely.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2005 and 2004 represented a net liability of ThUS$ 39,348 and ThUS$ 37,537 respectively, and consisted of:

2005	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,611	550	—	—
Vacation accrual	1,043	—	—	—
Unrealized gain on sale of products	11,118	—	—	—
Provision for obsolescence	—	2,140	—	—
Production expenses	—	—	19,788	—
Accelerated depreciation	—	—	—	59,211
Exploration expenses	—	—	—	5,072
Capitalized interest	—	—	—	5,859
Staff severance indemnities	—	485	—	2,095
Accrued expenses	—	425	—	—
Capitalized expenses	—	—	—	246
Tax loss carry-forwards	—	42,657	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	34	—	—	—
Provision for contractual investment obligations	170	—	—	—
Other	1,220	2,483	7	244

Total gross deferred taxes	15,196	48,740	19,795	72,727
Total complementary accounts	—	(4,729)	(2,035)	(25,562)
Valuation allowance	(179)	(33,451)	—	—

Total deferred taxes	15,017	10,560	17,760	47,165

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

2004	Deferred tax asset		Deferred tax liability

	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,215	392	—	—
Vacation accrual	901	—	—	—
Unrealized gain on sale of products	5,892	—	—	—
Provision for obsolescence	—	1,587	—	—
Production expenses	—	—	19,240	—
Accelerated depreciation	—	—	—	58,861
Exploration expenses	—	—	—	4,373
Capitalized interest	—	—	—	5,957
Staff severance indemnities	—	476	—	1,822
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	442
Tax loss carry-forwards	616	8,281	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	112	—	—	—
Other	1,338	1,619	59	138

Total gross deferred taxes	10,074	12,355	19,299	72,018
Total complementary accounts	—	(1,190)	(3,132)	(29,948)
Valuation allowance	—	(539)	—	—

Total deferred taxes	10,074	10,626	16,167	42,070

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2005	2004

	ThUS$	ThUS$

Tax expense adjustment ( prior year)	(982)	(114)
Provision for current income tax	(18,645)	(3,321)
Effect of deferred tax assets and liabilities	5,872	(5,313)
Effect of amortization of complementary accounts	(2,397)	(2,975)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	(945)	—
Other tax charges and credits	469	343

Total income tax expense	(16,628)	(11,380)

Note 14 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2005	2004

	ThUS$	ThUS$

Opening balance	11,875	10,127
Increases in obligation	2,689	1,854
Payments	(2,048)	(1,506)
Exchange difference	(394)	(592)

Balance as of June 30	12,122	9,883

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2005	2004	2005	2004

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	28,282	24,056	(538)	(1,393)
Ajay SQM Chile S.A.	3,171	3,246	(399)	(246)
Cape Fear Bulk LLC	243	132	(146)	(81)
SQM Italia S.R.L	29	21	(8)	—
SQM Nitratos México S.A. de C.V.	(67)	(48)	21	(35)
SQM Indonesia S.A.	(2)	(10)	—	10

Total	31,656	27,397	(1,070)	(1,745)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated
				deficit
				of subsidiaries
				in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	(23,192)	—	(23,192)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,851)	—	—	(1,851
Other comprehensive income (2)	—	—	(5,529)	—	—	—	(5,529)
Net income for the year	—	—	—	—	—	29,862	29,862

Balance as of June 30, 2004	263,196,524	477,386	135,891	(8,370)	254,493	29,862	889,262

Balance January 1,2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Other comprehensive income (2)	—	—	(1,310)	—	—	—	(1,310)
Net income for the year	—	—	—	—	—	54,496	54,496

Balance as of June 30, 2005	263,196,524	477,386	149,577	(8,370)	280,607	54,496	953,696

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of June 30, 2004 and 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of June 30, 2005 is as follows:

		For the year ended June 30, 2005	As of June 30, 2005

		ThUS$	ThUS$

Detail
Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(1,297)	(551)
Isapre Norte Grande Ltda.	(1)	—	(84)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(271)
Almacenes y Depósitos Ltda.	(1)	(11)	(68)
Asociación Garantizadora de Pensiones	(1)	(2)	(14)
Sales de Magnesio Ltda.	(1)	—	52
SQM North America Corp.	(2)	—	(793)
Other Companies	(1)	—	722

Total other comprehensive income		(1,310)	149,577

	(1)	Corresponds to translation adjustments and monetary correction
	(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
	(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :		If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2005 the Company’s derivative instruments are as follows:

					Accounts affected
2005	Notional or
Type of	covered		Description of the contract	Position	(Liability)Asset	Income
derivative	amount	Expiration	type	purchase/sale	amount	(loss) recorded

	ThUS$				ThUS$	ThUS$
US dollar Forward	13,646	4th quarter of 2005	Exchange rate	S	158	158
US dollar Forward	5,000	3rd quarter of 2005	Exchange rate	P	52	52
US dollar Forward	5,000	4th quarter of 2005	Exchange rate	P	33	33
US dollar Forward	24,240	3rd quarter of 2005	Exchange rate	S	372	372
US dollar Forward	1,078	4th quarter of 2005	Exchange rate	S	(4)	(4)
US dollar Put Option	13,762	3rd quarter of 2005	Exchange rate	P	108	108
US dollar Put Option	10,000	3rd quarter of 2005	Exchange rate	P	332	332
US dollar Put Option	8,000	4th quarter of 2005	Exchange rate	P	266	266
US dollar Put Option	6,367	3rd quarter of 2005	Exchange rate	P	156	156
US dollar Put Option	4,968	3rd quarter of 2005	Exchange rate	P	(5)	(5)

	92,061				(1,468)	(1,468)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income
	2005	2004

	ThUS$	ThUS$

Prior period equity value income	1,164	187
Interest income	2,865	1,627
Reversal of allowance for doubtful accounts	394	267
Insurance recoveries	107	590
Sales of materials and services	38	58
Equity participation in net income of unconsolidated subsidiaries	1,797	4,292
Compensation obtained from third parties	737	—
Other income	1,419	900

Total	8,521	7,921

b)	Non-operating expenses
	2005	2004

	ThUS$	ThUS$

Write-off of investments	6,367	3,002
Interest expense	8,446	9,912
Equity participation in net losses of unconsolidated subsidiaries	35	12
Amortization of goodwill	673	620
Net foreign exchange losses	3,130	1,964
Work disruption expenses	195	312
Increase in provision for employee compensation and legal costs	4,730	573
Other expenses	1,753	1,482
Provision for sales of materials, spare-parts and supplies	—	817

Total	25,329	18,694

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income
	from operations
	2005	2004

	ThUS$	ThUS$

Property, plant and equipment	63	51
Other assets and liabilities	3	123
Shareholders’ equity	(780)	(482)

Net price-level restatement	(714)	(308)

Note 20 – Assets and Liabilities Denominated in Foreign Currency

	2005	2004

	ThUS$	ThUS$
Assets
Chilean pesos	48,872	99,901
US dollars	1,258,644	1,171,532
Euros	32,417	24,409
Japanese Yen	4,468	687
Brazilian Real	321	432
Mexican pesos	10,208	8,392
UF	90,872	43,577
South African Rand	6,248	4,431
Other currencies	3,701	1,637

Current liabilities
Chilean pesos	52,042	47,906
US dollars	54,753	135,765
Euros	5,255	6,324
Japanese Yen	32	75
Brazilian Real	1,034	565
Mexican pesos	3,102	1,924
UF	2,753	135
South African Rand	1,459	1,921
Other currencies	244	442

Long-term liabilities
Chilean pesos	10,799	8,613
US dollars	337,812	233,576
Japanese Yen	114	73
UF	998	1,018
Other currencies	2	2

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2005	2004

	ThUS$	ThUS$
Repayment of employee loans	3	121
Compensation obtained from third parties	737	—

Total	740	121

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Commitments and Contingencies

I.      Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

	1.	Plaintiffs	:	Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS
		Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A.
		Date of lawsuit	:	December 2002
		Court	:	Court of Arbitration in France
		Matter	:	Termination of the company relationship and liquidation of the company Generale de Nutrition Vegetale SAS
		Status	:	Sentence hearing
		Nominative value	:	ThEuro$ 8,028

Note 22 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

	(b)	Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 25).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented last December to the respective authorities.

	(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

II.	Commitments:

(b)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 3,192 in 2005 (ThUS$ 2,176 in 2004).

(c)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(d)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

Note 23 – Third Party Guarantees

As of June 31, 2005 and 2004 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2005	2004

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,019	1,894
BBVA Banco Bilbao Vizcaya Aregentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,245	—

Note 24 – Sanctions

During 2005 and 2004, the SVS did not apply sanctions to the Company, its directors or managers.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Environmental Projects

Disbursements incurred by the Company as of June 31, 2005 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2005	Disbursements

	ThUS$	ThUS$
Project
Environmental department	284	278
Boratos sewage treatment plant	289	5
Tocopilla project	615	—
Increase in P2 camp plant treatment capacity	37	—
Light normalization	224	27
Light normalization II	—	1,000
Normalization of railings, corridors, CS crystal stairways	—	863
Authorization of money exchanges	80	120
Implementation of risk control system	118	—
Dangerous waste dumps	8	356
Dry plant aspiration system	118	—
Improvements in the salt deposit environment	113	—
Drying plant emission control	12	48
PG Salt deposit risk management	—	32
Engineering management environmental expenses	33	30
Elimination of equipment with PBC	—	508
Pampa PG risk prevention brigades	—	55
Security signaling for facilities and roads	—	74
Development, I Region of Chile	414	—

Total	2,345	3,396

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Environmental Projects (continued)

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Significant Events

On January 19, 2005, the Company’s Board of Directors informed the SVS that, in an Ordinary Session of the Board on January 18, 2005, they accepted the voluntary and irrevocable resignation of Mr. Avi Milstein as Director and appointed Mr. Daniel Yarur E. in his place.

On February 25, 2005, Royal Seed Trading Corp A.V.V., a subsidiary of Sociedad Química y Minera de Chile S.A., entered into a syndicated loan for ThUS$ 100,000, guaranteed by its Parent Company, with the following banks: BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V. The loan matures in 5 years, with quarterly interest payments at an initial annual interest rate of Libor + 0.325%", which could vary depending on any possible future modifications in the subsidiary’s external debt classification. There are no real guarantees associated with this loan.

On March 16, 2005, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) at the ordinary meeting dated March 15, 2005 unanimously agreed to propose the payment of a final dividend for a sum of US$0.18282 per share in favor of all those shareholders of SQM that are registered with the respective registry during the fifth business day prior to the day in which this dividend will be paid.

Upon approval of the aforementioned proposal at the next Ordinary Shareholders’ Meeting that will be held on April 29, 2004, the amount of the final dividend to be distributed will be increased from 50% to 65% of net income and implies the partial modification of the Dividend Policy for the 2004 commercial year, which was communicated at the General Ordinary Shareholders’ Meeting held on April 30, 2004.

The director Mr. José Antonio Silva B. consulted with the Chilean Superintendency of Securities and Insurance ("SVS") as to the applicability of the concept of "limitation of related persons" to Article 31 of the by-laws of SQM S.A. and as equal to this concept already existing in Article 31 Bis of the aforementioned by-laws- and also in respect to the quorum required to modify the percentage of "37.5%" referred to in Article 31. The SVS, through Ordinary Official Communication N002622 dated March 16, 2005, asked the Company's opinion in this respect and the Company, through its management informed the Board of Directors that the concept of "limitation of related persons" does not exist in Article 31 and that the history of both articles plus the interpretation of these articles at the different Shareholders' meetings held throughout the years and the different objectives of these articles, among other aspects, allow concluding that this concept is not applicable to article 31 and that; in addition, the amendment of the percentage requires the vote by absolute majority of shares issued with voting rights present at the Shareholders' meeting that analyze this amendment. Four directors agreed with the opinion provided by the management of SQM S.A. and two directors disagreed with this opinion and this was informed to the SVS. The SVS confirmed the opinion provided by the management of SQM S.A. based on matter of law of fact considerations explained in Ordinary Official Communication N003821 dated April 19, 2005.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Significant Events (continued)

Inversiones El Boldo Limitada, owner of more than 10% of voting right shares issued of SQM S.A. and related to Potash Corporation of Saskatchewan Inc., on April 25, 2005 has requested from the Board of directors of SQM S.A. that it requests an Extraordinary Shareholders' Meeting of the Company to vote as to the convenience of either eliminating or not Series A and B shares – and preferences related to these series – in which the Company's capital is currently divided through the amendment of the pertinent articles of the Company's by-laws required to reflect this possible elimination and; alternately, and provided that the shareholders do not approve this elimination, to modify article 31 of these by-laws with the purpose of incorporating in this article the concept of "related persons" already included in Article 31 Bis of the aforementioned by-laws. The Company's Board of Directors unanimously agreed on its meeting held on April 26, 2005 to summon such a meeting for May 25, 2005 at 10.00 a.m.

On April 27, 2005, the Company informed the Chilean Superintendency of Securities and Insurance (SVS) that the French Arbitrage Association (AFA) provided its sentence within the process in which Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetal SAS, both of them member companies of the Angibaud Group, filed in Paris, France during 2002 lawsuits against Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A., all of which are subsidiaries of Sociedad Química y Minera de Chile S.A., for damage that Angibaud would have experienced due to business relationships between both Group of companies.

At the General Ordinary Shareholders’ Meeting of April 29, 2005, the shareholders, among others, agreed the following:

a)	Approved the distribution and payment of a final dividend for a total of Ch$ 106.56029 per share in one single payment from May 12, 2005 with a charge to 2004 net income.

b)	Approved the payment of UF 50 (fifty UF) to each member of the Board of Directors’ Committee regardless of the number of meetings that this Committee may or not have during the respective month and establish an annual budget for expenses for this Committee and its advisors of UF 1,800 (one thousand and eight hundred UF).

c)	Appoint Messrs. Wayne R. Brownlee, Hernán Büchi B., José María Eyzaguirre B., Julio Ponce L., José Antonio Silva B., Wolf von Appen, Kendrick T. Wallace and Daniel Yarur E. as new directors of SQM S.A. and approved remuneration payable to these members of the Board during the next twelve months, which are the same as those approved at the Company’s previous General Ordinary Shareholders’ Meeting.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 – Subsequent Events

On July 12, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 100 in SQM Brasil Ltda.

On July 14, 2005, SQM S.A. through two of its subsidiaries abroad and issuance of applicable guarantees, acquired all the shares of Kemira Emirates Fertilizar Company FZC, incorporated in Dubai, United Arab Emirates for a sum of approximately ThUS$ 6,000.

During July 2005, the French Arbitrage Association (AFA) pronounced its sentence in the process that Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS, which are member companies of the Angibaud Group, filed in Paris, France during 2002 a lawsuit against Soquimich European Holdings B.V., NU3 and SQM France S.A., which are members of the SQM Group and subsidiaries of Sociedad Química y Minera de Chile S.A. for damages that Angibaud would have experienced due to the termination of business relationships between both Group of companies.

Angibaud filed a lawsuit for the amount of ThEuro 30,295 and the French Arbitrage Association (AFA) in a sentence that partially accepted this claim ordered that SQM pays the amount of ThEuro 8,000, including expenses and interest to Compagnie du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetales SAS.

With no prejudice of the foregoing, the SQM Group has made an accrual of ThUS$ 6,000 to pay a portion of the amounts indicated in the aforementioned sentence.

Management is not aware of any significant subsequent events that have occurred after June 30, 2005 and that may affect the Company’s financial position or the interpretation of these financial statements, (August 4, 2005).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Date: August 26, 2005	Conf: /s/ Ricardo Ramos

Ricardo Ramos
Chief Financial Officer